August 6, 2019

Benjamin Contrucci
Chief Financial Officer
SSB Bancorp, Inc.
8700 Perry Highway
Pittsburgh, Pennsylvania

       Re: SSB Bancorp, Inc.
           Form 10-K Filed March 29, 2019
           Response Dated June 12, 2019
           File No. 000-55898

Dear Mr. Contrucci:

       We have reviewed your June 12, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 8, 2019 letter.

Form 10-K Filed March 29, 2019

Revision of Prior Period Financial Statements, page 43

1. Please refer to comment 1. It does not appear that your materiality analysis is consistent with the guidance in SAB Topic 1M since it does not consider all relevant quantitative and qualitative considerations. Therefore, please provide us a materiality analysis that is consistent with SAB Topic 1M or amend the applicable Forms 10-Q to correct the error in accordance with ASC 250 and consider the need to file a Form 8-K Item
4.02.
 Benjamin Contrucci
SSB Bancorp, Inc.
August 6, 2019
Page 2

      You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief, at 202-551-3423 if you have any questions.



FirstName LastNameBenjamin Contrucci                   Sincerely,
Comapany NameSSB Bancorp, Inc.
                                                       Division of Corporation
Finance
August 6, 2019 Page 2                                  Office of Financial
Services
FirstName LastName